UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026.

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 26, 2026 that declared a cash dividend payable in USD in an aggregate amount of USD $180 million (payable in four equal installments of USD $45.0 million each installment), registered holders of Cemex Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of September 15, 2026, will be entitled to receive the second installment of the cash dividend (USD $45.0 million).

As background, the first installment of the dividend was paid on June 18, 2026, the third installment of the dividend is expected to be paid starting on December 16, 2026, and the fourth installment of the dividend is expected to be paid starting on March 3, 2027. Each CPO represents two Series A shares and one Series B share, and each ADS represents 10 CPOs.

Cemex will proceed to make payment of the second installment of the cash dividend against the delivery of coupon 160 (one hundred and sixty) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Series A and Series B shares and CPO holders will receive payment of the second installment of the cash dividend in Mexican Pesos in an amount equal to approximately USD $0.001039 per share and approximately USD $0.003117 per CPO, respectively. ADS holders will receive approximately USD $0.031170 per ADS in the second installment of the cash dividend.

In particular, with respect to holders of Cemex’s Series A and Series B shares and CPOs, the second installment of the cash dividend should be paid on September 17, 2026 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on September 14, 2026. Therefore, Cemex will announce the corresponding final dividend amounts per Series A and Series B share and per CPO, by no later than September 14, 2026.

With respect to ADS holders, it is expected that they will receive payment of the second installment of the dividend on or around September 24, 2026.

The last day to acquire Series A and Series B shares, CPOs and ADSs with payment rights with respect to the second installment of the dividend will be September 14, 2026, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date:	September 4, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller